PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated December 16, 2011

Optimization

HSBC USA Inc. Buffered Return Optimization Securities
$2,942,370 Linked to a Shale Oil & Gas Stock Basket due December 22, 2014

Investment Description

These Buffered Return Optimization Securities (the "Securities") linked to a Shale Oil & Gas Stock Basket (the "Basket") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), with returns linked to the performance of an equally weighted Basket of common stocks (each a "Basket Component" and together the "Basket Components") of companies with North American shale acreage holdings. The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Basket Return is positive, HSBC will repay the Principal Amount at maturity plus pay a return equal to the Multiplier of 3 times the Basket Return, up to the Maximum Gain of 45.00%. If the Basket Return is zero or negative but the Basket's percentage decline is less than the 20% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Basket Return is negative and the Basket's percentage decline is more than the 20% Buffer, HSBC will pay less than the full Principal Amount at maturity, resulting in a loss of principal to investors that is equal to the Basket's decline in excess of 20%.

Investing in the Securities involves significant risks. HSBC will not pay any interest on the Securities. You may lose up to 80% of your Principal Amount if the Basket Return is less than -20%. The downside market exposure is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

❑ **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Basket Return up to the Maximum Gain. If the Basket Return is negative, investors may be exposed to the negative Basket Return at maturity.

❑ **Buffered Downside Market Exposure:** If the Basket Return is zero or negative, but the Basket's percentage decline is less than the 20% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Basket Return is negative and the Basket's decline is more than the 20% Buffer, HSBC will pay less than the full Principal Amount at maturity resulting in a loss of principal to investors that is equal to the Basket's decline in excess of 20%. Accordingly, you could lose up to 80% of the Principal Amount. The downside market exposure is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	December 16, 2011
Settlement Date	December 21, 2011
Final Valuation Date[1]	December 16, 2014
Maturity Date[1]	December 22, 2014

[1] See page 3 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET COMPONENTS AND RESULTING BASKET, SUBJECT TO THE BUFFER, WHICH CAN RESULT IN A LOSS OF UP TO 80% OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 8 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE PS-3 OF THE ACCOMPANYING PRODUCT SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Buffered Return Optimization Securities linked to a Shale Oil & Gas Stock Basket. The return on the Principal Amount is subject to, and will not exceed, the predetermined Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Maximum Gain for the Securities is listed below.

Basket (ticker)	Multiplier	Maximum Gain	Buffer	Basket Starting Level	CUSIP	ISIN
CONSOL Energy Inc. (CNX), Devon Energy Corp. (DVN), Encana Corp. (ECA), Newfield Exploration Company (NFX), Range Resources Corporation (RRC) and Southwestern Energy Company (SWN)	3	45.00%	20%	100	40433K876	US40433K8760

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 20 of this pricing supplement for a description of the distribution arrangement.

	Price to Public(1)	Underwriting Discount(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$2,942,370	$73,559.25	$2,868,810.75

(1) UBS Financial Services Inc. will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 20 of this pricing supplement.

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of Securities linked to the Basket identified on the cover page. The Basket described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the Securities being offered hereby are "notes" for purposes of the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Basket. Although the Security offering relates to the Basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket, Basket Components, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the prospectus supplement or prospectus, the terms described in this pricing supplement will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 8 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC", "we", "the Issuer", "us" and "our" are to HSBC USA Inc. References to "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC prospectus dated April 2, 2009.

Investor Suitability

The Securities may be suitable for you if:	**The Securities may not be suitable for you if:**
• You fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 80% of your Principal Amount.	• You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 80% of your Principal Amount.
• You can tolerate the loss of up to 80% of your Principal Amount and you are willing to make an investment that has similar downside market risk as a hypothetical investment in the Basket Components, subject to the Buffer at maturity.	• You cannot tolerate the loss of up to 80% of your Principal Amount and you are not willing to make an investment that has similar downside market risk as a hypothetical investment in the Basket Components, subject to the Buffer at maturity.
• You believe the Basket will appreciate over the term of the Securities and that the appreciation is unlikely to exceed the Maximum Gain of 45.00%.	• You seek an investment that provides a full return of principal at maturity.
• You understand and accept that your potential return is limited by the Maximum Gain and you are willing to invest in the Securities based on the Maximum Gain of 45.00%.	• You believe that the level of the Basket will decline during the term of the Securities, or you believe the Basket will appreciate over the term of the Securities by a percentage that exceeds the Maximum Gain.
• You are willing to hold the Securities to maturity, a term of three years, and accept that there may be little or no secondary market for the Securities.	• You seek an investment that has unlimited return potential without a cap on appreciation.
• You do not seek current income from your investment and are willing to forego dividends paid on the Basket Components.	• You are unwilling to invest in the Securities based on the Maximum Gain of 45.00%.
• You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including the repayment of your principal.	• You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
	• You seek current income from this investment or prefer to receive the dividends paid on the Basket Components.
	• You are unable or unwilling to hold the Securities to maturity, a term of three years, or you seek an investment for which there will be an active secondary market.
	• You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 8 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security for brokerage account holders; $9.75 per Security for advisory account holders.
Principal Amount	$10 per Security. The Payment at Maturity will be based on the Principal Amount per Security.
Term	3 years
Basket	An equally weighted Basket consisting of the common stocks of CONSOL Energy Inc. (Ticker: CNX), Devon Energy Corp. (Ticker: DVN), Encana Corp. (Ticker: ECA), Newfield Exploration Company (Ticker: NFX), Range Resources Corporation (Ticker: RRC) and Southwestern Energy Company (Ticker: SWN) (each a "Basket Component")
Payment at Maturity (per $10 Principal Amount Security)[1]	You will receive a cash payment at maturity linked to the performance of the Basket during the term of the Securities. **If the Basket Return is greater than zero**, HSBC will pay you an amount equal to the lesser of: (A) $10 + ($10 × Basket Return × Multiplier); and (B) $10 + ($10 × Maximum Gain). **If the Basket Return is zero or negative, but the Basket's percentage decline is not more than the Buffer,** HSBC will pay you the $10 Principal Amount. **If the Basket Return is negative and the Basket's percentage decline is more than the Buffer**, HSBC will pay you an amount calculated as follows: $10 + [$10 × (Basket Return + Buffer)] ***In this case you could lose up to 80% of your Principal Amount.***
Multiplier	3
Maximum Gain	45.00%
Buffer	20%
Basket Return	$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	100
Basket Ending Level	On the Final Valuation Date, the Basket Ending Level will be calculated as follows: 100 × [1 + ((CNX Return x 1/6) + (DVN Return x 1/6) + (ECA Return x 1/6) + (NFX Return x 1/6) + (RRC Return x 1/6) + (SWN Return x 1/6))] Each of the returns set forth in the formula above refers to the final return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as a percentage, from the Initial Price of that Basket Component on the Trade Date to the Final Price of that Basket Component on the Final Valuation Date calculated as: (Final Price – Initial Price)/Initial Price.
Initial Price	With respect to CNX, $36.32, with respect to DVN, $60.45, with respect to ECA, $18.40, with respect to NFX, $37.01, with respect to RRC, $60.20, and with respect to SWN, $33.49, each representing the Official Closing Price (as defined below) of the respective Basket Component as determined by the Calculation Agent on the Trade Date.
Final Price	With respect to each Basket Component, the Official Closing Price (as defined below) of the respective Basket Component on the Final Valuation Date.
Official Closing Price	With respect to each Basket Component, the Official Closing Price on any scheduled trading day will be the official price of the relevant Basket Component on the relevant exchange as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as adjusted by the calculation agent as described under "Anti-dilution and Reorganization Adjustments" below.



Investment Timeline

Trade Date

The Initial Prices are determined, the Basket Starting Level is set to 100 and the Maximum Gain is set.

Maturity Date

The Final Prices, Basket Ending Level and Basket Return are determined as of the Final Valuation Date.

If the Basket Return is positive, HSBC will pay you a cash payment per Security that provides you with your $10 Principal Amount plus a return equal to the Basket Return *multiplied* by the Multiplier, subject to the Maximum Gain. Your payment at maturity per $10.00 Principal Amount Security will be equal to the lesser of:

(A) $10 + ($10 × Basket Return × Multiplier); and
(B) $10 + ($10 × Maximum Gain).

If the Basket Return is between 0% and -20%, inclusive, HSBC will pay you a cash payment of $10.00 per $10.00 Security.

If the Basket Return is less than -20%, HSBC will pay you a cash payment that is less than your Principal Amount of $10.00 per Security, resulting in a loss of principal that is equal to the percentage decline of the Basket in excess of the Buffer, and equal to:

$10.00 + [$10.00 x (Basket Return + Buffer)]

Under these circumstances, you could lose up to 80% of the Principal Amount of your Securities depending on how much the level of the Basket decreases over the term of the Securities.

CUSIP / ISIN	40433K876 / US40433K8760
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 80% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

[1] Payment at maturity and any repayment of principal is provided by HSBC USA INC., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts.

HSBC will not attempt to ascertain whether any issuer of a Basket Component would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any issuer of a Basket Component were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the issuers of the Basket Components and consult your tax advisor regarding the possible consequences to you if any issuer of a Basket Component is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely Hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Basket relative to the Basket Starting Level. We cannot predict the Basket Ending Level or the Official Closing Price of the Basket Components on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Principal Amount of Securities on a hypothetical offering of the Securities. The scenario analysis provides different Hypothetical returns depending on the purchase price of the Securities.

The Basket Ending Level and Basket Return are determined based on the performance of each Basket Component from the Trade Date to the Final Valuation Date. Increases in the price of one of the Basket Components may be moderated or offset by lesser increases or declines in the price of the other Basket Components.

The following scenario analysis and examples reflect the Basket Starting Level of 100, the Multiplier of 3, and the Maximum Gain of 45.00%.

Example 1 — The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 105. The Basket Return is calculated as follows:

(105 – 100) / 100 = 5.00%

Because the Basket Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Basket Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 5.00% × 3) and (B) $10.00 + ($10.00 × 45.00%)

= the lesser of (A) $10.00 + ($10.00 × 15.00%) and (B) $10.00 + ($10.00 × 45.00%)

=$10.00 + ($10.00 × 15.00%)

=$10.00 + $1.50

=$11.50

Because the Basket Return of 5.00% multiplied by the Multiplier is less than the Maximum Gain of 45.00%, for each $10.00 Principal Amount of Securities, HSBC will pay you $11.50, resulting in a total return on the Securities of 15.00% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 17.95% for purchases by advisory accounts at $9.75 per $10.00 Principal Amount.

Example 2 — The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 120. The Basket Return is calculated as follows:

(120 - 100) / 100 = 20.00%

Because the Basket Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Basket Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 20.00% × 3) and (B) $10.00 + ($10.00 × 45.00%)

= the lesser of (A) $10.00 + ($10.00 × 60.00%) and (B) $10.00 + ($10.00 × 45.00%)

=$10.00 + ($10.00 × 45.00%)

=$10.00 + $4.50

=$14.50

Because the Basket Return of 20.00% multiplied by the Multiplier is greater than the Maximum Gain of 45.00%, for each $10.00 Principal Amount of Securities, HSBC will pay you $14.50, the maximum payment on the Securities, resulting in a total return on the Securities of 45.00% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 48.72% for purchases by advisory accounts at $9.75 per $10.00 Principal Amount.

Example 3 — The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 95. The Basket Return is calculated as follows:

(95 - 100) / 100 = -5.00%

Because the Basket Return is negative, but the Basket's percentage decline of 5% is less than the Buffer of 20%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you the $10.00 Principal Amount, resulting in a zero percent return for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and a 2.56% return for purchases by advisory accounts at $9.75 per $10.00 Principal Amount.

Example 4 — The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 60. The Basket Return is calculated as follows:

(60 - 100) / 100 = -40.00%

Because the Basket Return is negative and the Basket's percentage decline of 40% is more than the Buffer of 20%, at maturity, for each $10.00 Principal Amount of Securities HSBC will pay you an amount equal to the Principal Amount reduced by 1% for every 1% by which the Basket's percentage decline exceeds the Buffer, and the Payment at Maturity is calculated as follows:

$10.00 + [$10.00 × (Basket Return + Buffer Amount)]
=$10.00 + [$10.00 × (-40.00% + 20.00%)]
=$10.00 + [$10.00 × -20.00%]
=$10.00 - $2.00
=$8.00

In this scenario, the total loss on the Securities is 20% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 17.95% for purchases by advisory accounts at $9.75 per $10.00 Principal Amount.

Hypothetical Basket Ending Level	Hypothetical Basket Return	Multiplier	Hypothetical Payment at Maturity	Hypothetical Return on Securities Purchased at $10.00 (1)	Hypothetical Return on Securities Purchased at $9.75 by Advisory Accounts (2)
200.00	100.00%	3	$14.50	45.00%	48.72%
190.00	90.00%	3	$14.50	45.00%	48.72%
180.00	80.00%	3	$14.50	45.00%	48.72%
170.00	70.00%	3	$14.50	45.00%	48.72%
160.00	60.00%	3	$14.50	45.00%	48.72%
150.00	50.00%	3	$14.50	45.00%	48.72%
140.00	40.00%	3	$14.50	45.00%	48.72%
130.00	30.00%	3	$14.50	45.00%	48.72%
115.00	15.00%	3	$14.50	45.00%	48.72%
110.00	10.00%	3	$13.00	30.00%	33.33%
105.00	5.00%	3	$11.50	15.00%	17.95%
102.50	2.50%	3	$10.75	7.50%	10.26%
100.00	0.00%	N/A	$10.00	0.00%	2.56%
97.50	-2.50%	N/A	$10.00	0.00%	2.56%
95.00	-5.00%	N/A	$10.00	0.00%	2.56%
90.00	-10.00%	N/A	$10.00	0.00%	2.56%
80.00	-20.00%	N/A	$10.00	0.00%	2.56%
70.00	-30.00%	N/A	$9.00	-10.00%	-7.69%
60.00	-40.00%	N/A	$8.00	-20.00%	-17.95%
50.00	-50.00%	N/A	$7.00	-30.00%	-28.21%
40.00	-60.00%	N/A	$6.00	-40.00%	-38.46%
30.00	-70.00%	N/A	$5.00	-50.00%	-48.72%
20.00	-80.00%	N/A	$4.00	-60.00%	-58.97%
10.00	-90.00%	N/A	$3.00	-70.00%	-69.23%
0.00	-100.00%	N/A	$2.00	-80.00%	-79.49%

(1) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $10 per Security for all brokerage account holders.

(2) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $9.75 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 20 of this pricing supplement.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss:** The Securities differ from ordinary debt securities in that HSBC is not necessarily obligated to repay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Basket Return is negative and the Basket's percentage decline is more than 20%, HSBC will pay you less than your Principal Amount at maturity resulting in a loss of principal equal to the negative Basket Return in excess of the 20% Buffer. Accordingly, you could lose up to 80% of the Principal Amount of the Securities.

♦ **Downside Market Exposure is Buffered Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities in the secondary market, you may have to sell them at a loss even if the level of the Basket has not declined by more than the Buffer.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Basket's return even if such return is positive and when magnified by the Multiplier does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the Potential Maximum Gain on the Principal Amount from HSBC only if you hold your Securities to maturity.

♦ **Maximum Gain:** You will not participate in any increase in the level of the Basket (as magnified by the Multiplier) beyond the Maximum Gain of 45.00%, which could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE PRINCIPAL AMOUNT GREATER THAN THE MAXIMUM GAIN**. As a result, your return on the Securities is limited and could be less than a hypothetical direct investment in the Basket Components.

♦ **No Interest Payments:** HSBC will not make any interest payments in respect to the Securities.

♦ **The Securities are Subject to the Credit Risk of the Issuer:** The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Securities Lack Liquidity:** The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **Owning the Securities is Not the Same as Owning the Basket Components:** The return on your Securities may not reflect the return you would realize if you actually owned the Basket Components. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Basket Components would have. Furthermore, the Basket Components may appreciate substantially during the term of your Securities and you will not participate in such appreciation beyond a level that, when multiplied by the Multiplier, exceeds the Maximum Gain.

♦ **Risks Associated with Non-U.S. Companies:** An investment in Securities linked to the value of non-U.S. companies, such as Encana Corporation, involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Securities.

♦ **Your Investment is Concentrated in the Energy Sector:** All of the Basket Components included in the Basket are issued by companies that are in the energy services industry. Consequently, the value of the Securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting the energy services industry than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending will likewise affect the performance of these companies. In addition, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to energy conservation and the success of exploration projects. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in other areas, would adversely impact the Basket's performance.

♦ **Price Prior to Maturity**: The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the prices of the Basket Components; the volatility of the Baskets Components; the dividend rates paid on the Basket Components; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There is Limited Anti-dilution Protection:** The Calculation Agent will adjust the Official Closing Price of each Basket Component, which will affect the Basket Component return and, consequently, the Payment at Maturity, for certain events affecting such Basket Component, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects a Basket Component. If an event occurs that does not require the Calculation Agent to adjust the amount of such Basket Component, the market price of the Securities may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" below for additional information.

♦ **Changes in the Value of One or More Basket Components May Offset Each Other –** Price movements in the Basket Components may not correlate with each other. Even if the value of one of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decrease. Therefore, in calculating the Basket Ending Level, increases in the value of one of the Basket Components may be moderated, or wholly offset, by lesser increases or declines in the value of the other Basket Components.

♦ **In Some Circumstances, the Payment You Receive on the Securities May be Based on the Common Stock of Another Company and Not the Basket Component:** Following certain corporate events relating to the respective issuer of a Basket Component where such issuer is not the surviving entity, the amount of cash you receive at maturity may be based on the common stock of a successor to the respective Basket Component issuer or any cash or any other assets distributed to holders of the Basket Component in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. See "Merger Event and Tender Offer" and "Anti-dilution and Reorganization Adjustments" below for additional information.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC USA Inc. or any of its affiliates in the Basket Components, or in futures, options, exchange-traded funds or other derivative products on the Basket Components, may adversely affect the market value of the Basket Components and, therefore, the market value of the Securities.

♦ **Impact of Fees on Secondary Market Prices:** Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes and the secondary market prices are likely to exclude, hedging costs or, for brokerage account holders, commissions and other compensation paid with respect to the Securities.

♦ **Potential Conflict of Interest:** HSBC and its affiliates may engage in business with the issuers of the Basket Components, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity based on observed prices of the relevant Basket Component in the market. The Calculation Agent can postpone the determination of the Final Price of a Basket Component and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates:** HSBC, UBS Financial Services Inc. or their respective affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Basket Components and therefore, the market value of the Securities.

♦ **The Securities are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction:** The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you may lose your entire investment.

♦ **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts. Because of the uncertainty regarding the tax treatment of the Securities, we urge you to consult your tax adviser as to the tax consequences of your investment in a Security.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities. For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Information about the Basket Components

Included on the following pages is a brief description of the issuers of the Basket Components. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices for each Basket Component. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, 2009 and 2010, and the first three calendar quarters of 2011. Partial data is provided for the fourth calendar quarter of 2011. HSBC obtained the intraday prices information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of each Basket Component as an indication of future performance.

Each Basket Component is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the Basket Components with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Basket Components under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

CONSOL Energy Inc.

According to publicly available information, CONSOL Energy Inc. ("CNX") is a multi-fuel energy producer and energy services provider primarily serving the electric power generation industry in the United States. Information filed by CNX with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-14901, or its CIK Code, 0001070412. The common stock of CNX is listed on the New York Stock Exchange under ticker symbol "CNX". We are not responsible for CNX's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for CNX's common stock, based on daily intraday prices on the primary exchange for CNX, as reported by Bloomberg. CNX's Official Closing Price on December 16, 2011 was $36.32. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$37.67	$30.00	$37.08
4/3/2006	6/30/2006	$49.09	$35.12	$46.72
7/3/2006	9/29/2006	$48.90	$28.10	$31.73
10/2/2006	12/29/2006	$38.71	$28.69	$32.13
1/3/2007	3/30/2007	$39.65	$29.15	$39.13
4/2/2007	6/29/2007	$49.85	$38.89	$46.11
7/2/2007	9/28/2007	$50.21	$34.37	$46.60
10/1/2007	12/31/2007	$74.18	$45.04	$71.52
1/2/2008	3/31/2008	$84.18	$53.66	$69.19
4/1/2008	6/30/2008	$119.10	$67.33	$112.37
7/1/2008	9/30/2008	$112.21	$36.25	$45.89
10/1/2008	12/31/2008	$44.13	$18.51	$28.58
1/2/2009	3/31/2009	$37.61	$22.49	$25.24
4/1/2009	6/30/2009	$44.11	$24.05	$33.96
7/1/2009	9/30/2009	$49.84	$28.61	$45.11
10/1/2009	12/31/2009	$53.50	$42.18	$49.80
1/3/2010	3/31/2010	$57.93	$41.81	$42.66
4/1/2010	6/30/2010	$46.94	$32.52	$33.76
7/1/2010	9/30/2010	$39.82	$31.08	$36.96
10/1/2010	12/31/2010	$49.34	$36.16	$48.74
1/3/2011	3/31/2011	$56.18	$45.42	$53.63
4/1/2011	6/30/2011	$55.33	$45.19	$48.48
7/1/2011	9/30/2011	$55.02	$33.26	$33.93
10/3/2011	12/16/2011*	$46.90	$30.56	$36.32

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of CNX's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of CONSOL Energy Inc.



Source: Bloomberg

Devon Energy Corp.

According to publicly available information, Devon Energy Corporation ("DVN") is an energy company engaged primarily in exploration, development and production of natural gas and oil. Information filed by DVN with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-32318, or its CIK Code, 0001090012. The common stock of DVN is listed on the New York Stock Exchange under ticker symbol "DVN". We are not responsible for DVN's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for DVN's common stock, based on daily intraday prices on the primary exchange for DVN, as reported by Bloomberg. DVN's Official Closing Price on December 16, 2011 was $60.45. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$69.97	$55.30	$61.17
4/3/2006	6/30/2006	$65.25	$48.94	$60.41
7/3/2006	9/29/2006	$74.75	$57.19	$63.15
10/2/2006	12/29/2006	$74.49	$58.55	$67.08
1/3/2007	3/30/2007	$71.24	$62.80	$69.22
4/2/2007	6/29/2007	$83.92	$69.30	$78.29
7/2/2007	9/28/2007	$85.20	$69.01	$83.20
10/1/2007	12/31/2007	$94.75	$80.05	$88.91
1/2/2008	3/31/2008	$108.13	$74.56	$104.33
4/1/2008	6/30/2008	$127.16	$101.31	$120.16
7/1/2008	9/30/2008	$127.43	$82.10	$91.20
10/1/2008	12/31/2008	$91.69	$54.40	$65.71
1/2/2009	3/31/2009	$73.11	$38.55	$44.69
4/1/2009	6/30/2009	$67.40	$43.35	$54.50
7/1/2009	9/30/2009	$72.91	$48.74	$67.33
10/1/2009	12/31/2009	$75.05	$62.60	$73.50
1/3/2010	3/31/2010	$76.79	$62.38	$64.43
4/1/2010	6/30/2010	$70.80	$58.58	$60.92
7/1/2010	9/30/2010	$66.21	$59.07	$64.74
10/1/2010	12/31/2010	$78.86	$63.76	$78.51
1/3/2011	3/31/2011	$93.56	$76.96	$91.77
4/1/2011	6/30/2011	$92.69	$75.50	$78.81
7/1/2011	9/30/2011	$84.52	$55.14	$55.44
10/3/2011	12/16/2011*	$69.54	$50.74	$60.45

> * As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of DVN's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of Devon Energy Corporation



Source: Bloomberg

According to publicly available information, Encana Corporation ("ECA") is a natural gas producer. ECA's other operations include the transportation and marketing of natural gas and liquids production.   Information filed by ECA with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-15226, or its CIK Code, 0001157806. The common stock of ECA is listed on the New York Stock Exchange under ticker symbol "ECA". We are not responsible for ECA's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for ECA's common stock, based on daily intraday prices on the primary exchange for ECA, as reported by Bloomberg. ECA's Official Closing Price on December 16, 2011 was $18.40. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$26.78	$21.17	$25.01
4/3/2006	6/30/2006	$28.74	$23.56	$28.17
7/3/2006	9/29/2006	$29.93	$23.18	$24.99
10/2/2006	12/29/2006	$28.84	$22.88	$24.59
1/3/2007	3/30/2007	$27.55	$23.44	$27.09
4/2/2007	6/29/2007	$35.78	$27.10	$32.88
7/2/2007	9/28/2007	$34.88	$29.50	$33.10
10/1/2007	12/31/2007	$40.59	$32.57	$36.37
1/2/2008	3/31/2008	$42.67	$31.11	$40.54
4/1/2008	6/30/2008	$53.16	$39.69	$48.66
7/1/2008	9/30/2008	$50.52	$32.82	$35.17
10/1/2008	12/31/2008	$34.20	$18.19	$24.87
1/2/2009	3/31/2009	$28.79	$18.98	$21.73
4/1/2009	6/30/2009	$31.22	$21.28	$26.47
7/1/2009	9/30/2009	$32.08	$23.55	$30.83
10/1/2009	12/31/2009	$33.82	$27.20	$32.39
1/3/2010	3/31/2010	$35.63	$29.31	$31.03
4/1/2010	6/30/2010	$35.25	$28.28	$30.34
7/1/2010	9/30/2010	$34.03	$26.02	$30.23
10/1/2010	12/31/2010	$30.98	$27.28	$29.12
1/3/2011	3/31/2011	$35.06	$28.52	$34.53
4/1/2011	6/30/2011	$35.22	$28.67	$30.79
7/1/2011	9/30/2011	$32.22	$18.99	$19.21
10/3/2011	12/16/2011*	$22.51	$17.64	$18.40

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of ECA's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of Encana Corporation



Source: Bloomberg

According to publicly available information, Newfield Exploration Company ("NFX") is an oil and gas company engaged in the exploration, development and acquisition of oil and gas properties. Information filed by NFX with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-12534, or its CIK Code, 0000912750. The common stock of NFX is listed on the New York Stock Exchange under ticker symbol "NFX". We are not responsible for NFX's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for NFX's common stock, based on daily intraday prices on the primary exchange for NFX, as reported by Bloomberg. NFX's Official Closing Price on December 16, 2011 was $37.01. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$54.50	$35.17	$41.90
4/3/2006	6/30/2006	$51.75	$38.65	$48.94
7/3/2006	9/29/2006	$49.72	$34.99	$38.54
10/2/2006	12/29/2006	$50.16	$34.91	$45.95
1/3/2007	3/30/2007	$45.36	$39.30	$41.71
4/2/2007	6/29/2007	$52.65	$41.15	$45.55
7/2/2007	9/28/2007	$51.38	$41.82	$48.16
10/1/2007	12/31/2007	$55.00	$46.98	$52.70
1/2/2008	3/31/2008	$57.25	$44.15	$52.85
4/1/2008	6/30/2008	$69.77	$51.90	$65.25
7/1/2008	9/30/2008	$68.31	$28.01	$31.99
10/1/2008	12/31/2008	$31.26	$15.46	$19.75
1/2/2009	3/31/2009	$26.49	$17.09	$22.70
4/1/2009	6/30/2009	$38.73	$21.66	$32.67
7/1/2009	9/30/2009	$46.62	$27.92	$42.56
10/1/2009	12/31/2009	$51.05	$39.26	$48.23
1/3/2010	3/31/2010	$55.14	$47.23	$52.05
4/1/2010	6/30/2010	$60.49	$44.81	$48.86
7/1/2010	9/30/2010	$57.95	$46.13	$57.44
10/1/2010	12/31/2010	$73.58	$56.71	$72.11
1/3/2011	3/31/2011	$77.93	$65.72	$76.01
4/1/2011	6/30/2011	$77.31	$62.12	$68.02
7/1/2011	9/30/2011	$73.29	$39.22	$39.69
10/3/2011	12/16/2011*	$47.38	$34.42	$37.01

> * As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of NFX's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of Newfield Exploration Company



Source: Bloomberg

Range Resources Corporation

According to publicly available information, Range Resources Corporation ("RRC") is a natural gas and oil company, engaged in the exploration, development and acquisition of primarily natural gas and oil properties. Information filed by RRC with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-12209, or its CIK Code, 0000315852 . The common stock of RRC is listed on the New York Stock Exchange under ticker symbol "RRC". We are not responsible for RRC's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for RRC's common stock, based on daily intraday prices on the primary exchange for RRC, as reported by Bloomberg. RRC's Official Closing Price on December 16, 2011 was $60.20. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$30.40	$22.52	$27.31
4/3/2006	6/30/2006	$30.29	$21.74	$27.19
7/3/2006	9/29/2006	$30.37	$23.39	$25.24
10/2/2006	12/29/2006	$31.77	$22.80	$27.46
1/3/2007	3/30/2007	$33.80	$25.33	$33.40
4/2/2007	6/29/2007	$41.58	$33.40	$37.41
7/2/2007	9/28/2007	$41.84	$33.28	$40.66
10/1/2007	12/31/2007	$51.88	$37.18	$51.36
1/2/2008	3/31/2008	$65.53	$43.02	$63.45
4/1/2008	6/30/2008	$76.77	$61.20	$65.54
7/1/2008	9/30/2008	$72.98	$37.37	$42.87
10/1/2008	12/31/2008	$44.15	$23.79	$34.39
1/2/2009	3/31/2009	$45.86	$30.90	$41.16
4/1/2009	6/30/2009	$48.78	$38.76	$41.41
7/1/2009	9/30/2009	$52.86	$35.48	$49.36
10/1/2009	12/31/2009	$60.13	$41.99	$49.85
1/3/2010	3/31/2010	$54.48	$44.68	$46.87
4/1/2010	6/30/2010	$53.62	$40.00	$40.15
7/1/2010	9/30/2010	$43.12	$32.26	$38.13
10/1/2010	12/31/2010	$46.25	$35.11	$44.98
1/3/2011	3/31/2011	$59.22	$44.22	$58.46
4/1/2011	6/30/2011	$59.63	$50.55	$55.50
7/1/2011	9/30/2011	$77.24	$51.56	$58.46
10/3/2011	12/16/2011*	$74.93	$52.22	$60.20

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of RRC's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of Range Resources Corporation



Source: Bloomberg

Southwestern Energy Company

According to publicly available information, Southwestern Energy Company ("SWN") is an energy company engaged in natural gas and oil exploration, development and production. Information filed by SWN with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-08246, or its CIK Code, 0000007332. The common stock of SWN is listed on the New York Stock Exchange under ticker symbol "SWN". We are not responsible for SWN's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for SWN's common stock, based on daily intraday prices on the primary exchange for SWN, as reported by Bloomberg. SWN's Official Closing Price on December 16, 2011 was $33.49. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$22.13	$14.47	$16.10
4/3/2006	6/30/2006	$20.59	$11.85	$15.58
7/3/2006	9/29/2006	$19.18	$13.88	$14.94
10/2/2006	12/29/2006	$21.48	$13.62	$17.53
1/3/2007	3/30/2007	$20.82	$15.79	$20.49
4/2/2007	6/29/2007	$25.26	$20.38	$22.25
7/2/2007	9/28/2007	$23.23	$17.84	$20.93
10/1/2007	12/31/2007	$28.50	$20.85	$27.86
1/2/2008	3/31/2008	$35.39	$23.77	$33.69
4/1/2008	6/30/2008	$49.45	$32.96	$47.61
7/1/2008	9/30/2008	$52.46	$27.04	$30.54
10/1/2008	12/31/2008	$39.08	$19.05	$28.97
1/2/2009	3/31/2009	$35.48	$25.33	$29.69
4/1/2009	6/30/2009	$46.47	$28.90	$38.85
7/1/2009	9/30/2009	$45.80	$34.26	$42.68
10/1/2009	12/31/2009	$51.33	$39.77	$48.20
1/3/2010	3/31/2010	$52.82	$37.22	$40.72
4/1/2010	6/30/2010	$45.25	$34.90	$38.64
7/1/2010	9/30/2010	$39.32	$30.61	$33.44
10/1/2010	12/31/2010	$39.36	$32.44	$37.43
1/3/2011	3/31/2011	$43.96	$35.74	$42.97
4/1/2011	6/30/2011	$44.69	$37.91	$42.88
7/1/2011	9/30/2011	$49.24	$33.31	$33.33
10/3/2011	12/16/2011*	$44.36	$30.94	$33.49

> * As of the date of this pricing supplement available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through December 16, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of SWN's common stock from December 18, 2006 through December 16, 2011, based on information from Bloomberg. **Past performance of the Basket Component is not indicative of the future performance of the Basket Component.**

Historical Performance of the common stock of Southwestern Energy Company



Source: Bloomberg

The Basket

The following graph illustrates the hypothetical daily historical performance of the Basket from December 17, 2001 through December 16, 2011 based on information from Bloomberg Professional® service, if the level of the Basket was made to equal 100 on December 17, 2001 and the Basket Components had equal weightings. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual aggregated historical performance of the Basket Components and (ii) the assumption that no adjustment to the Official Closing Price occurred from December 17, 2001 through December 16, 2011 for any Basket Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Components should be taken as indications of future performance.

The Basket Return will be calculated based on the performance of each Basket Component from the Trade Date to the Final Valuation Date. Price movements in the Basket Components may not correlate with each other. Even if the value of one of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decrease. Therefore, in calculating the Basket Ending Level and Basket Return, increases in the value of one of the Basket Components may be moderated, or wholly offset, by lesser increases or declines in the value of the other Basket Components.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 80% of your investment.



Market Disruption Event

If the Final Valuation Date is not a scheduled trading day, then the Final Valuation Date will be the next scheduled trading day. If a Market Disruption Event exists for a Basket Component on the Final Valuation Date, then the Final Valuation Date for such Basket Component will be the next scheduled trading day for which there is no Market Disruption Event for such Basket Component. If a Market Disruption Event exists with respect the Final Valuation Date for a Basket Component on five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Final Valuation Date for such Basket Component, and the Final Price will be determined by the Calculation Agent using its estimate of the exchange traded price for such Basket Component that would have prevailed but for that Market Disruption Event on that scheduled trading day. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponed Final Valuation Date.

"Market Disruption Event" means with respect to a Basket Component any scheduled trading day on which any of the following events has occurred and is continuing which the Calculation Agent determines is material:

(i) any suspension of or limitation imposed on trading by any Relevant Exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the Relevant Exchanges or related exchanges or otherwise, (A) relating such Basket Component or (B) in any futures or options contracts relating to such Basket Component, on any related exchange;

(ii) any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for a Basket Component or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to such Basket Component on any relevant related exchange;

(iii) the closure on any scheduled trading day of any Relevant Exchange relating to the Basket Component or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the Relevant Exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the Relevant Exchange or related exchange for execution at the close of trading on that day; or

(iv) the Relevant Exchange or any related exchange for such Basket Component fails to open for trading during its regular trading session.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to a Basket Component has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to a Basket Component on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to a Basket Component are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to a Basket Component.

"Relevant Exchange" means any exchange or quotation system for a Basket Component, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the Relevant Exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the Relevant Exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The Calculation Agent will notify the Securities holders of the existence of a Market Disruption Event on any day that, but for the occurrence or existence of a Market Disruption Event, would have been the Final Valuation Date.

Anti-dilution and Reorganization Adjustments

Following the declaration by the issuer of a Basket Component of the terms of any Potential Adjustment Event (as defined below), the Calculation Agent will determine whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of a Basket Component and, if so, will make such calculations and adjustments to the terms of the Securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "Potential Adjustment Event" means the occurrence of any of the following after the issue date of the Securities:

(a) a subdivision, consolidation or reclassification of a Basket Component (unless a merger event), or a free distribution or dividend of any shares of a Basket Component to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of a Basket Component of (A) shares of the Basket Component, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the issuer of a Basket Component equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the Calculation Agent;

(c) an extraordinary dividend;

(d) a call by the issuer of a Basket Component in respect of shares of such issuer that are not fully paid;

(e) a repurchase by the issuer of a Basket Component of shares of the Basket Component whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of a Basket Component.

Merger Event and Tender Offer

A "merger event" shall mean, in respect of a Basket Component, any (i) reclassification or change of a Basket Components that results in a transfer of or an irrevocable commitment to transfer all shares of the Basket Components outstanding, (ii) consolidation, amalgamation or merger of the issuer of shares of the Basket Component with or into another entity (other than a consolidation, amalgamation or merger of the issuer of shares of the Basket Component with or into another entity and which does not result in any such reclassification or change of all shares of the Basket Component) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Basket Components that results in a transfer of or an irrevocable commitment to transfer all shares of the Basket Components (other than those shares of the Basket Components owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the issuer of shares of the Basket Components or its subsidiaries with or into another entity in which the issuer of shares of the Basket Component is the continuing entity and which does not result in a reclassification or change of a Basket Components outstanding but results in the outstanding shares of the Basket Component (other than shares of the Basket Components owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the Basket Component immediately following that event, in each case if the approval date (as defined below) is on or before a Final Valuation Date.

A "tender offer" shall mean, in respect of the voting shares of an issuer of shares of the Basket Component, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the issuer of shares of the Basket Component as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant.

If a merger event or a tender offer occurs in respect of a Basket Component that is an American depositary share and a Basket Component is still publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ Global Market or their successors in interest, then the Calculation Agent shall adjust such terms and conditions of the Securities as the Calculation Agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of a Basket Components and a Basket Components are exchanged for new shares (with no other distributions of property in respect of a Basket Components), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the NASDAQ Global Market or their successors in interest, then a Basket Components shall be adjusted to comprise the number of new shares to which a holder of a Basket Component immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The Calculation Agent shall also adjust such terms and conditions of the Securities as the Calculation Agent determines appropriate to account for that event and such new shares shall be deemed a Basket Component.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on a Basket Components, in whole or in part, then the Calculation Agent shall accelerate the Maturity Date to the day which is five business days after the approval date (as defined below). On the Maturity Date, HSBC shall pay to each holder of a Security the Payment at Maturity, provided that for purposes of that calculation, the Final Price of a Basket Component will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the Final Valuation Date will be deemed to be the approval date. In addition, the Calculation Agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Securities the economic equivalent of any remaining payment obligations with respect to the Securities hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the issuer of shares of a Basket Component, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect a Basket Component in a manner that adversely affects the value of, and trading in, the Securities. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the Securities.

Share Delisting, Nationalization and Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the Final Valuation Date a Basket Components cease to be listed on the Relevant Exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ Global Market or a successor in interest (a "successor exchange"). If a Basket Component is immediately re-listed on a successor exchange, then a Basket Component shall continue to be deemed to be a Basket Component.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, all or substantially all of the assets of an issuer of shares of a Basket Component are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving an issuer of shares of a Basket Component (i) any shares of a Basket Component are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of shares of a Basket Component become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the Calculation Agent may accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, HSBC shall pay to each holder of Securities the Payment at Maturity and for the purposes of that calculation, the Final Price of the Basket Component will be deemed to be the Closing Price on the scheduled trading day immediately prior to the announcement date. In addition, the Calculation Agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Securities the economic equivalent of any remaining payment obligations with respect to the Securities hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the issuer of shares of a Basket Component are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the Relevant Exchange that a Basket Component will cease to trade or be publicly quoted on that exchange or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the issuer of shares of a Basket Component.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the holders of Securities, absent manifest error.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Basket Return. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the fourth business day following the postponed accelerated Final Valuation Date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Securities from us for distribution to UBS Financial Services Inc. (the "Agent"). We have agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The price to public for all purchases of Securities in brokerage accounts is $10.00 per Security. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates for distribution of the Securities to such brokerage accounts. The Agent will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, HSBC (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.